Filed by Selina Hospitality PLC pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BOA Acquisition Corp.

Commission File No.: 001-40102

EXPERIENTIAL HOSPITALITY BRAND SELINA TO HOST FIRST EVER INVESTOR ROADSHOW LIVE ON TWITTER SPACES

NEW YORK – Selina (the “Company” or “Selina”), the fast-growing lifestyle and experiential hotel company targeting Millennial and Gen Z travelers, today announced that it will host a series of retail investor focused roadshows and fireside chats live on the Twitter Spaces platform ahead of the Special Meeting of stockholders to be held by BOA Acquisition Corp. (NYSE: BOAS) on October 21, 2022 to seek approvals relating to the Business Combination with Selina, which if approved would result in Selina becoming publicly traded, subject to the completion of the remaining closing conditions.

Selina’s use of Twitter Spaces is being facilitated by Equity Animal, an investor relations firm based in New York, NY. Following

Twitter Spaces Details

•	Monday, October 17th, 4:15pm - 5:00pm EST

•	Fireside Chat with Rafael Museri, Co-Founder and Chief Executive Officer of Selina and Mark Moran, CEO of Equity Animal.

•	RSVP: https://twitter.com/i/spaces/1rmxPkdpOwdJN

•	Tuesday, October 18th from 4:30pm - 5:30pm EST

•	Investor Roadshow Presentation hosted by Barbara Zubiria, Selina’s Chief Financial Officer, Steven O’Hayon, Head of Business Development and Mark Moran, CEO of Equity Animal.

•	RSVP: https://twitter.com/i/spaces/1mnGeRBDLyvJX

•	Thursday, October 20th from 4:00pm - 5:00pm EST

•	Investor Roadshow Presentation hosted by Selina’s Chief Financial Officer, Barbara Zubiria, Steven O’Hayon, Head of Business Development and Mark Moran, CEO of Equity Animal.

•	A Q&A will follow the presentation. To ask questions during the Q&A, participants must join the Twitter Space using a mobile device.

•	RSVP: https://twitter.com/i/spaces/1zqKVPvpMDWJB

To participate in the Twitter Spaces, please follow @SelinaHotels and @EquityAnimal.

To listen only, participants can access the Twitter Space from a computer.

About Selina

Selina is one of the world’s largest lifestyle and experiential hotel companies built to address the needs and desires of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel, work and play. Founded in 2014, each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations around the world – from urban cities to remote beaches and jungles. Selina’s portfolio includes over 163 open or secured properties across 25 countries and 6 continents. On December 2, 2021, Selina entered into a definitive merger agreement with BOA Acquisition Corp. (NYSE: BOAS), the closing of which, which is subject to customary conditions, will result in Selina becoming a publicly listed company. For further information on Selina, visit www.selina.com or check out @selina on Instagram, Twitter or Facebook. To explore Selina real estate partnership opportunities, please contact partnerships@selina.com.

About Equity Animal

Media & Investor Relations Contact:

Equity Animal

Mark Moran, CEO

(646) 363-6567

mm@equityanimal.com

Additional Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed business combination between BOA Acquisition Corp. (“BOA”) and Selina. In connection with the proposed business combination, Selina has filed with the SEC a registration statement on Form F-4. Additionally, BOA has filed with the SEC a definitive proxy statement in respect of the business combination. The definitive proxy statement and other relevant documents were mailed to those stockholders of BOA as of August 18, 2022 for voting on the business combination, among other matters. Stockholders of BOA and other interested persons are advised to read the definitive proxy statement and any amendments thereto because such documents contain important information about BOA, Selina, and the proposed transactions. Stockholders will also be able to obtain copies of the definitive proxy statement without charge, by directing a request to: BOA Acquisition Corp., 2600 Virginia Ave NW, Suite T23 Management Office, Washington, D.C. 20037. These documents and BOA’s and Selina’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Participants in Solicitation

BOA, Selina, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOA is set forth in BOA’s filings with the SEC and information about the directors and executive officers of Selina is set forth in Selina’s filing with the SEC . Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests are set forth in the definitive proxy statement and other relevant documents. These documents can be obtained free of charge from the SEC as indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the Business Combination and expectations or plans of Selina’s management. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Selina and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; (12) our future financial business performance; and (13) other risks and uncertainties to be contained in the Registration Statement and the definitive proxy statement included therein. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Selina does not undertake any duty to update these forward-looking statements.